Exhibit (a)(1)(c)

Lam Research Stock Option Tender Offer Your Opportunity to Adjust Your Stock Options to Avoid Adverse Tax Consequences under Internal Revenue Code Section 409A

Presentation Purpose and Agenda This web cast will highlight current tax issues associated with some of your Lam stock options It will explain why participation in this tender offer allows you an opportunity to avoid potentially significant adverse tax consequences It will review the tender offer procedures and actions you must take to participate THE DEADLINE FOR SUBMISSION OF YOUR ELECTION IS THURSDAY MAY 1ST AT 11:59 PM Eastern time

Disclaimer Lam cannot provide you with income tax advice due to company policy. As a result, Lam has engaged PwC to provide employee education, including this presentation and a forum for follow-up questions and answers. This advice is general in nature and cannot address specific personal tax issues. We strongly suggest that you consult your personal tax advisor. This presentation and underlying documents were not intended or written to be used, and they cannot be used, for the purpose of avoiding U.S. federal state or local tax penalties.

The Issue Certain stock options are subject to potentially adverse tax consequences under Internal Revenue Code Section 409A ("Section 409A") These adverse tax consequences may be avoided through participation in this tender offer

Section 409A Section 409A was enacted in 2004 It specifies complex requirements that deferred compensation plans must meet to avoid significantly increased tax consequences Stock options are subject to section 409A if the options are "discounted" An option is discounted if the exercise price is lower than the fair market value of the stock on the grant date A change in the grant date may result in a discounted option if the exercise price is lower than the fair market value on the re-measured grant date

Tax Consequences under Section 409A If the Section 409A requirements are not met, the deferred compensation is subject to regular state and federal income tax at the earlier of January 1, 2009 or the date of vesting (not at the usual payment/exercise date) In addition: A 20% federal penalty tax is imposed on the income California imposes an additional 20% penalty tax An additional tax may be applicable, based on interest at 1% over the underpayment rate calculated from the year of vesting to the date of payment

Tax Consequences for Discounted Options The spread will be recalculated annually and tax will be imposed on any incremental increase in fair market value The spread is the difference between the fair market value of Lam stock at the earlier of January 1, 2009 or the vesting date and the option's exercise price; It is not simply the discount at the time of grant In addition: A 20% federal penalty tax is imposed on the income California imposes an additional 20% penalty tax An additional tax may be applicable, based on interest at 1% over the underpayment rate calculated from the year of vesting to the date of payment However, options (or any portion of an option grant) which were vested as of December 31, 2004 are not subject to Section 409A

Comparison of Tax Liabilities (approximate) California Penalty Tax After Tax Gain Federal Income and Payroll Tax, including FICA and SDI 409A Compliant Options Non-409A Compliant Options Federal Penalty Tax State Income Tax After Tax Gain 11% 20% 20% 9% 40% State Income Tax Federal Income and Payroll Tax, including FICA and SDI 40% 9% 51%

Example - Effective Date 7/1/02 1000 options are unaffected 500 options are subject to Section 409A as they vest post - 2004 Assume an employee received 1,500 discounted Lam options on February 27, 2002 which vested over three years (annually on the grant date) 6/30/05 Vesting prior to January 1, 2005 Vesting after 2004 12/31/04 7/1//04

Example - Tax Liability Assumptions An employee (who was not an officer on the date of grant) received 1,500 Lam options in February, 2002 with an exercise price of $22 (the fair market value of Lam stock on the date of grant) It was later determined that the accounting measurement date for the options occurred in May 2002, when Lam was trading at $25, resulting in a $3 discount The options vest annually over three years. All of the options were exercised on 12/31/2008 when the stock price was $40.

Tax Consequences 409A tax calculation (assuming employee was not an officer on the date of grant) Assumes employee has otherwise exceeded FICA wage base Does not include the 409A interest payable to the IRS which might increase an employee's effective tax rate above 85.7% (possibly to 100% or more) depending on the employee's tax rate and the length of time for which interest is due.

Opportunity To Fix Eligible Options The IRS has provided a limited transition period to amend certain outstanding options that were unvested at 12/31/2004 so they will no longer be considered discounted options subject to the adverse tax consequences under Section 409A The discount may be eliminated by increasing the exercise price of outstanding options to the fair market value of the stock on the accounting measurement date Options held by individuals who were officers or directors on the date the option was granted may not be amended Options that have already been exercised may not be amended

The Offer

The Offer A voluntary opportunity for employees (who were not officers or directors on the date of grant) to amend certain options to comply with Section 409A. Under the offer, the exercise price of the options will be increased to the fair market value of Lam stock as of the accounting measurement date In return, you will receive a cash payment equal to the difference between the new exercise price per share of each amended option and the original exercise price per share, multiplied by the number of amended options.

Who is Eligible for the Offer? Employees who hold Eligible Options which are options: granted under a Lam stock option plan; granted with an original exercise price that is less than the fair market value of Lam stock on the option's accounting measurement date; that vested after 2004 and remain outstanding at the close of the tender offer; and were not granted to persons who were officers or directors on the date of grant. Important Note: if you exercise your 409A tainted options before the close of the tender offer they cannot be fixed and you will be responsible for the adverse consequences.

Who is Eligible for the Offer, continued Current employees only. Must be an employee of Lam Research or subsidiaries at the close of the tender offer. Must be subject to US income taxation on the options. Must not have been an officer or director for securities law purposes at the time of the grant of the option.

The Offer - Cash Payment Terms The cash payment will be paid to you on the first payroll in January 2009 (the delay in the payment is required by the provisions of Section 409A) The company is required to withhold all applicable federal, state, local and/or foreign income and employment taxes from the payment The cash payment will not be grossed-up to compensate you for the taxes you must pay on it, because you would have paid taxes on the option spread when the option was exercised

The Offer - Calculation of the Cash Payment Using the facts of the previous example: New (amended) Exercise Price $25 Old Exercise Price $22 Per Share Cash Payment $3 Number of Eligible Options x 500 Total Cash Payment in 2009 $1,500

The Offer You have two choices: Agree to Lam's offer to increase the exercise price of your Eligible Options to eliminate any discount on the accounting measurement date and receive a cash payment, or Do nothing. This choice is entirely up to you. If you accept Lam's offer, your election form must be submitted by Thursday, May 1, 2008 at 11:59 PM EASTERN TIME. NO ELECTIONS WILL BE ACCEPTED AFTER THIS DATE. If you do not accept the offer, you will be personally responsible for all federal taxes imposed under 409A as well as similar state (such as California) and local tax laws.

How to Participate in the Offer

How Do I Participate In The Offer? For securities law reasons, Lam is providing this opportunity to you via a tender offer. The full terms of this offer and the enrollment processes are included in the tender offer documentation which you should read carefully. You can find the tender offer documentation at the offer website at https://lamrc.equitybenefits.com/ The deadline for electing to participate in the tender offer is Thursday, May 1, 2008 at 11:59 pm Eastern time. NO LATE SUBMISSIONS WILL BE ACCEPTED. Instructions for logging into the website as well as a link to the website were included in the email you received at the commencement of the tender offer.

What Must I Do On My Own Tax Return If I Accept The Offer? For your options that were amended by the tender offer, you do not need to do anything. If you are eligible for a cash payment, the payment and associated withholding amounts will be included in your 2009 W-2 and must be reported on your 2009 Form 1040.

More On Taxes What if I don't accept the offer? You will be subject to income tax and additional 409A tax annually until the options are exercised or cancelled (see the following example). The additional 409A tax includes: 20% penalty tax on any annual increase in the option spread 20% California penalty tax on any annual increase in the option spread if you are otherwise subject to California tax. Interest penalty on the income amount. Under IRS rules, the Section 409A tax liability attributable to vesting that took place prior to 2009 will be reported on your 2009 W-2.

Tax Consequences Using the facts of the previous example, except: the option is still outstanding at 12/31/2009 The fair market value at 12/31/2008 is $40 and $50 at 12/31/2009 Assumes employee has otherwise exceeded FICA wage base Does not include the 409A interest payable to the IRS which might increase an employee's effective tax rate above 85.7% (possibly to 100% or more) depending on the employee's tax rate and the length of time for which interest is due.

Questions Questions can be emailed to Lam409A@lamresearch.com. PwC tax professionals will address specific tax questions relating to this tender offer and Section 409A only. Please dial (415) 498-5018 to reach a PwC tax professional. Other questions will be directed to Lam stock plan administration as appropriate.

Circular 230 This presentation and underlying documents were not intended or written to be used, and they cannot be used, for the purpose of avoiding U.S. federal state or local tax penalties.